SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                   (Amendment No.          )*


                   DAKA International, Inc.
_____________________________________________________________________________
                       (Name of Issuer)

                         Common Stock
_____________________________________________________________________________
                (Title of Class of Securities)

                           234068203
_____________________________________________________________________________
                        (CUSIP Number)




Check  the  following  box  if a fee  is  being  paid  with  this
statement [x].   (A fee is not required only if the filing  person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                      CUSIP NO. 234068203
____________________________________________________________________________

(1) Names of Reporting Persons.  S.S. or I.R.S. Identification
    Nos. of Above Persons:  Palisade Capital Management,
    L.L.C., Tax ID#: 22-3330049

____________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)                                              (a)
                                                               (b)
____________________________________________________________________________
(3) SEC Use Only

____________________________________________________________________________
(4) Citizenship or Place of Organization:  New Jersey

____________________________________________________________________________
Number of Shares Beneficially      (5) Sole Voting Power:     642,000
    Owned by Each Reporting
    Person With                    (6) Shared Voting Power:        --
                                   (7) Sole Dispositive Power:   642,000
                                   (8) Shared Dispositive Power:   --
___________________________________________________________________________
(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 642,000
___________________________________________________________________________

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___________________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (9):  9.2%

___________________________________________________________________________
(12) Type of Reporting Person (See Instructions):  IA
___________________________________________________________________________


Item 1(a).  Name Of Issuer:  DAKA International, Inc.
___________________________________________________________________________
Item 1(b). Address of Issuer's Principal Executive Offices: One Corporate Place, 55 Ferncraft Road, Danvers, Massachusetts 01923
___________________________________________________________________________
Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.*


   * The  shares  reflected  in this Schedule  were  formerly included in a report filed by the Whiffletree Division  of
     Smith  Barney.   Effective April 10, 1995,  the  client
     accounts  for which the shares of the Issuer were acquired were transferred to the reporting person.
___________________________________________________________________________
Item 2(b).  Address of Principal Business Office or, if None,
            Residence:  One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
___________________________________________________________________________
Item 2(c).  Citizenship:  New Jersey
___________________________________________________________________________
Item 2(d).  Title of Class of Securities:  Common Stock
___________________________________________________________________________
Item 2(e).  CUSIP No.:  234068203
___________________________________________________________________________

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

          (a)  [   ] Broker or Dealer registered under Section 15 of the Act.

          (b)  [   ] Bank as defined in section 3(a)(6) of the Act.

          (c)  [   ] Insurance company as defined in section 3(a)(19) of
the Act.

          (d)  [   ] Investment Company registered under section 8 of the
Investment Company Act.

          (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

          (f)  [   ] Employee Benefit Plan, Pension Fund which is subject
to  the  provisions  of the Employee  Retirement  Income Security  Act
of  1974  or  Endowment  fund;  see   Rule   13d-1(b)(1)(ii)(H).

          (g)  [   ] Parent Holding Company, in accordance  with Rule
13d-1(b)(ii)(G) (Note:  See Item 7).

          (h)  [   ]  Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(H).

Item 4.  Ownership

     (a)  Amount Beneficially Owned (as of December 31, 1995):

          642,000

     (b)  Percent of Class (as of December 31, 1995):

          9.2%

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote   642,000

         (ii)  shared  power  to vote or  to  direct  the  vote  --

        (iii)  sole  power to dispose  or  to  direct  the disposition of
               642,000

        (iv) shared power to dispose or to direct the disposition of --


Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of  the  date hereof the reporting person has ceased  to  be  the beneficial  owner  of  more than five percent  of  the  class  of
securities, check the following [   ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7.  Identification  and Classification  of  the  Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item  8.  Identification and Classification of Members of the Group.  N/A

Item 9.   Notice of Dissolution of Group.  N/A

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              February 12, 1996
                              (Date)



                              /s/ Steven E. Berman
                              (Signature)



                              Steven E. Berman/Member
                              ______________________________________
                              (Name/Title)